Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)
				October 31		October 31
	2014					2013
	Within	Over 1 year	Over 3 to	Over
	1 year	to 3 years	5 years	5 years	Total	Total
Deposits[1,2]	$429,308	$44,693	$22,966	$6,884	$503,851	$592,586
Securitization liabilities[3]
Securitization liabilities at fair value	2,039	2,986	3,037	2,813	10,875	21,272
Securitization liabilities at amortization cost	10,619	7,122	4,306	2,878	24,925	25,576
Subordinated notes and debentures[3]	–	–	–	7,785	7,785	7,983
Liability for preferred shares	–	–	–	30	30	27
Structured entity liabilities	3,093	953	1,000	–	5,046	5,721
Contractual interest payments[4,5]	2,659	3,310	2,007	20,788	28,764	29,454
Operating lease commitments	823	1,511	1,217	3,183	6,734	6,256
Capital lease commitments	32	48	15	24	119	103
Network service agreements	20	20	–	–	40	27
Automated teller machines	176	59	30	–	265	270
Contact centre technology	28	57	26	–	111	–
Software licensing and equipment maintenance	126	196	–	–	322	163
Total	$448,923	$60,955	$34,604	$44,385	$588,867	$689,438
1	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
2	Amounts include trading deposits which are carried at fair value and include basis adjustments if the deposit is in a hedge accounting relationship. Accrued and contractual interest payments are also included.
3	Amounts are presented on an undiscounted basis.
4	Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, liability for preferred shares, and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2014, and October 31, 2013, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.
5	Interest obligations on subordinated notes and debentures are calculated according to their contractual maturity date. Refer to Note 19 to the Bank’s 2014 Consolidated Financial Statements for additional details.